Exhibit (a)(1)

                    OFFER TO PURCHASE FOR CASH UP TO 330,000
                            LIMITED PARTNERSHIP UNITS
                                       OF
                               SECURED INCOME L.P.
                                       AT
                                 $16.25 PER UNIT

    MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC;
     MP INCOME FUND 15, LLC; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.;
   ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.;
   ACCELERATED HIGH YIELD INCOME FUND I, LTD.; ACCELERATED HIGH YIELD INCOME
      FUND II, LTD.; PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND; MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP; MACKENZIE PATTERSON SPECIAL
     FUND 5, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON FUND, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, LLC;
            and MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP
                         (collectively the "Purchasers")

             THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON AUGUST 15, 2000, UNLESS THE OFFER IS EXTENDED.

The Purchasers hereby seek to acquire Units of limited partnership interest (the "Units") in SECURED INCOME L.P., a Delaware limited partnership (the "Partnership"). The Purchasers are not affiliated with the Partnership, the Partnership's general partners, Wilder Richman Resources Corporation, a Delaware corporation, Real Estate Equity Partners L.P., a Delaware limited partnership and WRC-87A Corporation, a Delaware corporation (the "General Partners"), or West Putnam Housing Investors II LLC (the " GP Offeror"), an affiliate of certain of the General Partners currently making a tender offer for the Units. The Purchasers hereby offer to purchase up to 330,000 Units at a purchase price equal to $16.25 per Unit, less the amount of any distributions declared or made with respect to the Units between July 14, 2000 and August 15, 2000, or such other date to which this Offer may be extended (the "Expiration Date"), in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Partnership has announced that it expects to make a distribution of $8.35 per Unit on or about July 31, 2000 to holders of Units as of June 30, 2000. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers. The number of Units subject to the Offer will be reduced to the extent necessary so that the number of Units purchased in the offer, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Purchase of units in excess of this amount would result in the termination of the Partnership for tax purposes and may be prohibited under its limited partnership agreement.

The 330,000 Units sought pursuant to the Offer represent approximately 33.5% of the Units outstanding as of December 31, 1999. The Purchasers and their affiliates currently beneficially own an aggregate total of 160,502 Units, or approximately 16.3% of the total of 984,369 outstanding Units. If the Offer is successful and the Purchasers acquire all of the Units sought, they will collectively beneficially own approximately 49.8% of the outstanding Units.

Holders of Units ("Unit holders") are urged to consider the following factors:

         - Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $16.25 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the Purchasers have, for the purposes of determining an acceptable Offer price, relied on the GP Offeror's estimate of the liquidation value of the Units in the GP Offeror's current offer for Units. The GP Offeror has estimated that "$20.68 per Unit, represents the (GP Offeror's) estimate of the aggregate net liquidation proceeds which could be realized on an orderly liquidation of the Partnership" prior to the anticipated July 31, 2000 distribution of certain property refinancing proceeds, and the GP Offeror has stated that "Net of the proceeds available from the refinancing of the Westmont Property, the (GP Offeror's) estimated liquidation value is ... $12.33 per Unit." The Purchase Price of the Offer less the expected per-Unit distribution from the proceeds of the property refinancing is $7.90 per Unit, or $0.50 per Unit higher than the GP Offeror's net offer price. It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Partnership's properties, and are not qualified to appraise real estate. Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

         - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unit holders may vote. The Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unit holders.

         - The Purchasers may accept only a portion of the Units tendered by a Unit holder in the event a total of more than 330,000 Units are tendered.

         - The Depositary, MacKenzie Patterson, Inc., is an affiliate of certain of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

THE OFFER TO PURCHASE IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF UNITS BEING TENDERED. IF MORE THAN 330,000 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASERS WILL ACCEPT FOR PURCHASE 330,000 UNITS FROM TENDERING UNIT HOLDERS ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. A UNIT HOLDER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) upon the occurrence of any of the conditions specified in
Section 13 of this Offer to Purchase, to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, or to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iii) to amend the Offer in any respect. Notice of any such extension, termination or amendment will promptly be disseminated to Unit holders in a manner reasonably designed to inform Unit holders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., Eastern Sta ndard Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

July 14, 2000

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



IMPORTANT

Any Unit holder desiring to tender any or all of such Unit holder's Units should complete and sign the Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on blue paper) in accordance with the instructions in the Letter of Transmittal and mail, deliver or telecopy the Letter of Transmittal and any other required documents to MacKenzie Patterson, Inc. (the "Depositary"), an affiliate of certain of the Purchasers, at the address or facsimile number set forth below.

                            MacKenzie Patterson, Inc.
                               1640 School Street
                            Moraga, California 94556
                             Telephone: 800-854-8357
                             Facsimile: 925-631-9119
                       E-Mail Address: offers@mackpatt.com

Questions or requests for assistance or additional copies of this Offer to Purchase or the Letter of Transmittal may be directed to the Purchasers at 1-800-854-8357.

---------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASERS OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

---------------------------

The Partnership is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's electronic data gathering and retrieval (EDGAR) system, at its internet web site at www.sec.gov, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and are available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

The Purchasers have filed with the Commission a Tender Offer Statement on Schedule TO (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. Such statement and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner specified above.


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



                                TABLE OF CONTENTS

                                                                            Page

SUMMARY TERM SHEET.............................................................5

INTRODUCTION...................................................................7

TENDER OFFER...................................................................9

Section 1.        Terms of the Offer...........................................9
Section 2.        Proration; Acceptance for Payment and Payment for Units.....10
Section 3.        Procedures for Tendering Units..............................11
Section 4.        Withdrawal Rights...........................................12
Section 5.        Extension of Tender Period; Termination; Amendment..........13
Section 6.        Certain Federal Income Tax Consequences.....................14
Section 7.        Effects of the Offer........................................16
Section 8.        Future Plans................................................17
Section 9.        The Business of the Partnership.............................17
Section 10.       Conflicts of Interest.......................................18
Section 11.       Certain Information Concerning the Purchasers...............18
Section 12.       Source of Funds.............................................19
Section 13.       Conditions of the Offer.....................................19
Section 14.       Certain Legal Matters.......................................21
Section 15.       Fees and Expenses...........................................22
Section 16.       Miscellaneous...............................................22

Schedule I - The Purchasers and Their Respective Principals

                               SUMMARY TERM SHEET

 The Purchasers are offering to purchase up to 330,000 Units for $16.25 per Unit in cash. The following are some of the questions that you, as a Unit holder of the Partnership may have and answers to those questions. The information in this summary is not complete and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

 The offer to purchase up to 330,000 Units is being made jointly by MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC; MP INCOME FUND 15, LLC; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND I, LTD.; ACCELERATED HIGH YIELD INCOME FUND II, LTD.; PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND; MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON FUND, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; and MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP. Each of the Purchasers is a real estate investment fund managed or advised by MacKenzie Patterson, Inc. a private, independent real estate investment firm, or another of its affiliates. None of these entities is affiliated with the Partnership's general partners or the GP Offeror.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

We are seeking to purchase up to 330,000 of the limited partnership interests, which are the "Units" issued to public investors in the Partnership. The number of Units subject to the Offer will be the lesser of 330,00 Units or the number of Units which, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Purchase of Units in excess of the latter amount would result in the termination of the Partnership for tax purposes and may be prohibited under its limited partnership agreement.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $16.25 per Unit, net to you in cash, less the amount of any distributions declared or made with respect to the Units between July 14, 2000 and the date the Offer expires. The Partnership has announced that it expects to make a distribution of $8.35 per Unit on or about July 31, 2000 to holders of Units as of June 30, 2000. The Offer price would be reduced by the amount of distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date would, by the terms of the Offer and as set forth in the Letter of Transmittal, be assigned by tendering Unit holders to the Purchasers. If you tender your shares to us in the Offer, you will not have to pay brokerage fees or similar expenses.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

If the total amount of Units sought is purchased, the Purchasers' capital commitment will be approximately $5.4 million. The Purchasers have an aggregate of in excess $32 million in net assets at their disposal to fund payment to selling Unit holders.

IS THE FINANCIAL CONDITION OF THE BIDDERS RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

Because this is a cash offer that is not conditioned on financing being available, and the Purchasers have more than adequate liquid resources and no intention to take control of the Partnership, other information concerning the Purchasers' financial condition would seem to have little relevance to your decision.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have at least until 12:00 midnight, pacific standard time, on August 15, 2000, to decide whether to tender your shares in the Offer.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

The Offer can be extended in our discretion.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the offer, we will make a public announcement of the extension, not later than 9:00 a.m., eastern standard time, on the day after the day on which the Offer was scheduled to expire.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

There are no conditions to the offer based on minimum Units tendered, the availability of financing or otherwise determined by the success of the offer. However, we may not be obligated to purchase any Units in the event certain conditions occur, such as legal or government actions which would prohibit the purchase. Furthermore, we are not obligated to purchase any Units which are validly tendered if, among other things, there is a material adverse change in the Partnership or its business.

HOW DO I TENDER MY UNITS?

To tender your shares, you must deliver a completed Letter of Transmittal (printed on blue paper), to the Depositary at: MacKenzie Patterson, Inc., 1640 School Street, Moraga, California 94556 (Telephone: 800-854-8357; Facsimile
Transmission: 925-631-9119), no later than the time the Offer expires.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED UNITS?

You can withdraw previously tendered shares at any time until the Offer has expired and, if we have not agreed to accept your shares for payment by September 12, 2000, you can withdraw them at any time after such time until we do accept your shares for payment.

HOW DO I WITHDRAW PREVIOUSLY TENDERED UNITS?

To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the shares.

WHAT DOES THE PARTNERSHIP'S GENERAL PARTNER THINK OF THE OFFER?

The Purchasers have not sought the approval or disapproval of the General Partners. The General Partners may be expected to respond with the Partnership's position on the offer in the next two weeks. An affiliate of certain of the General Partners has offered to purchase Units for a price which is $0.50 less per Unit than the Purchasers' offer.

WILL THE PARTNERSHIP CONTINUE AS A PUBLIC COMPANY?

The Partnership reported 1,314 holders of its outstanding Units as of the end of 1999, the most recent year for which it has filed an annual report. Unless the total number of Unit holders were to fall below 300, the Partnership will continue as a public reporting company. The Offer and the current offer by the GP Offeror are each limited to an acquisition of a number of Units which, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Accordingly, the Purchasers do not currently anticipate that the offer will result in such a reduction in the number of Unit holders, though it cannot now determine the results with any certainty.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

The Purchasers do not anticipate that Units held by non-tendering Unit holders will be affected by the completion of the offer. However, if the Purchasers should acquire all of the Units sought in the Offer, the Purchasers would control a large, though not necessarily controlling, block of Units.

WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE PARTNERSHIP?

The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. The Purchasers do not have any present intention to seek or cause a liquidation of the Partnership. Although the Purchasers do not have any present intention to take any action with respect to management or control of the Partnership, the Purchasers reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including any vote to cause the sale of the Partnership's properties and the liquidation and dissolution of the Partnership.

WHAT IS THE MARKET VALUE OF MY SHARES?

According to the Partnership, "There is no developed public market for the purchase and sale of Units and Registrant does not anticipate that such a market will develop." An affiliate of certain of the General Partners is currently making a tender offer for the Units at a price of $15.75 per Unit. During June and July of this year, certain of the Purchasers and Affiliates of the Purchasers acquired approximately 120,000 Units in independently negotiated private transactions for prices ranging from $16 to $17 per Unit.

WHOM CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

You can call MacKenzie Patterson, Inc., toll free, at 800-854-8357.

To the Unit holders of SECURED INCOME L.P.

                                  INTRODUCTION

         The Purchasers hereby offer to purchase up to 330,000 Units (the "Maximum Offer") at a purchase price of $16.25 per Unit ("Offer Price"), less the amount of any distributions declared or paid with respect to the Units between July 14, 2000, and the Expiration Date, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer. The Purchasers are unaware of any distributions declared or paid since July 14, 2000. Unit holders who tender their Units will not be obligated to pay any Partnership transfer fees, or any other fees, expenses or commissions in connection with the tender of Units. The Purchasers will pay all such costs and all charges and expenses of the Depositary, an affiliate of certain of the Purchasers, as depositary in connection with the Offer.

         For further information concerning the Purchasers, see Section 11 below and Schedule I.

         None of the Purchasers nor the Depositary is affiliated with the Partnership, the Partnership's general partners, Wilder Richman Resources
Corporation, a Delaware corporation, Real Estate Equity Partners L.P., a Delaware limited partnership and WRC-87A Corporation, a Delaware corporation (the "General Partners"), or West Putnam Housing Investors II LLC (the " GP Offeror"), an affiliate of certain of the General Partners currently making a tender offer for the Units, or with any affiliate of such persons. The address of the Partnership's principal executive offices is 599 W. Putnam Avenue, Greenwich, Connecticut 06830.

Unit holders are urged to consider the following factors:

         - Unit holders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unit holder by the Purchasers may be less than the total amount which might otherwise be received by the Unit holder with respect to the Unit over the remaining term of the Partnership.

         - The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $16.25 per Unit, the Purchasers are motivated to establish the lowest price which might be acceptable to Unit holders consistent with the Purchasers' objectives. There is no public market for the Units, and neither the Unit holders nor the Purchasers have any accurate means for determining the actual present value of the Units. Although there can be no certainty as to the actual present value of the Units, the Purchasers have, for the purposes of determining an acceptable Offer price, relied on the GP Offeror's estimate of the liquidation value of the Units it the GP Offeror's current offer for Units. The GP Offeror has estimated that "$20.68 per Unit, represents the (GP Offeror's) estimate of the aggregate net liquidation proceeds which could be realized on an orderly liquidation of the Partnership" prior to the anticipated July 31, 2000 distribution of certain property refinancing proceeds, and the GP Offeror has stated that "Net of the proceeds available from the refinancing of the Westmont Property, the (GP Offeror's) estimated liquidation value is ... $12.33 per Unit." The Purchase Price of the Offer less the expected per-Unit distribution from the proceeds of the property refinancing is $7.90 per Unit, or $0.50 per Unit higher than the GP Offeror's net offer price. It should be noted, however, that the Purchasers have not made an independent appraisal of the Units or the Partnership's properties, and are not qualified to appraise real estate. Accordingly, there can be no assurance that this estimate accurately reflects an approximate value of the Units or that the actual amounts which may be realized by holders for the Units may not vary substantially from this estimate.

         - As a result of consummation of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unit holders may vote. The Purchaser will vote the Units acquired in the Offer in its own interest, which may be different from or in conflict with the interests of the remaining Unit holders.

         - The Purchasers may accept only a portion of the Units tendered by a Unit holder in the event a total of more than 330,000 Units are tendered.

         o The Depositary, MacKenzie Patterson, Inc., is an affiliate of the Purchasers. No independent party will hold securities tendered until the offer closes and payment is made. Because there is no independent intermediary to hold the Purchasers' funds and tendered securities, the Purchasers may have access to the securities before all conditions to the Offer have been satisfied and selling Unit holders have been paid.

         The Offer will provide Unit holders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unit holders may have a more immediate need to use the cash now tied up in an investment in the Units and wish to sell them to the Purchasers. Unit holders who sell all of their Units will also eliminate the need to file form K-1 information for the Partnership with their federal tax returns for years after 2000.

Establishment of the Offer Price

         The Purchasers have set the Offer Price at $16.25 per Unit, less the amount of any distributions declared or made with respect to the Units between July 14, 2000 and the Expiration Date. In determining the Offer Price, the Purchasers analyzed a number of quantitative and qualitative factors, including: (i) the lack of a secondary market for resales of the Units and the resulting lack of liquidity of an investment in the Partnership; (ii) the GP Offeror's estimated value of the Partnership's real estate assets; and (iii) the costs to the Purchasers associated with acquiring the Units.

         The Partnership made the following statement in its annual report on Form 10-K for the year ended December 31, 1999: "There is no developed public market for the purchase and sale of Units and Registrant does not anticipate that such a market will develop." The lack of any public market for the sale of Units means that Unit holders have limited alternatives if they seek to sell their Units. As a result of such limited alternatives for Unit holders, the Purchasers may not need to offer as high a price for the Units as they would otherwise. On the other hand, the Purchasers take a greater risk in establishing a purchase price as there is no prevailing market price to be used for reference and the Purchasers themselves will have limited liquidity for the Units upon consummation of the purchase.

         An affiliate of certain of the General Partners is currently making a tender offer for the Units at a price of $15.75 per Unit. In individually negotiated private transactions during March 2000, Affiliates of the Purchasers acquired approximately 24,000 Units for a price of $8.25 per Unit; in individually negotiated private transactions during June and July 2000, certain of the Purchasers and their affiliates acquired approximately 5,600 Units for a price of $17 per Unit, and in individually negotiated private transactions during June and July 2000, certain of the Purchasers and their affiliates acquired approximately 115,000 Units for prices ranging from $16 to $16.25 per Unit.

         The Purchasers are offering to purchase Units which are an illiquid investment and are not offering to purchase the Partnership's underlying assets. The assets of the Partnership may not be liquidated for an indefinite period of time. Accordingly, the underlying asset value of the Partnership is only one factor used by the Purchasers in arriving at the Offer Price. However, in the absence of trading price information, the Purchasers estimate of the net asset value of the Partnership may be relevant to Unit holders review of the Offer Price.

         In its offer to purchase up to 451,235 Units for a price of $15.75 per Unit, the GP Offeror made the following disclosure concerning its estimate of the liquidation value of the Units in the determination of its offer price:

         "The (GP Offeror) is offering to purchase Units, which are a relatively illiquid investment, and is not offering to purchase the Partnership's underlying assets or assume any of its liabilities. Consequently, the (GP Offeror) does not believe that the per-Unit amount which might be distributed to Unit Holders following a future sale of the Complexes necessarily reflects the present fair value of a Unit. Conversely, the realizable value of the Partnership's assets clearly is a relevant factor in determining the price a prudent purchaser would offer for Units. In considering this factor, the (GP Offeror) made a calculation of the amount each Unit Holder might receive in a theoretical orderly liquidation of the Partnership, based upon an unsolicited third-party purchase offer for the Fieldpointe Property and a third-party appraisal utilized in the recent financing of the Westmont Property (the "Gross Real Estate Value Estimate"). The (GP Offeror) based its liquidation analysis on the Gross Real Estate Value Estimate because the (GP

         Offeror) believes that the Gross Real Estate Value Estimate represents a reasonable estimate, based on currently available information, of the values of the Complexes.

                     In estimating the net liquidation value per Unit, the (GP Offeror) adjusted its Gross Real Estate Value Estimate of approximately $56,100,000 by (I) adding (i) the $8,259,000 expected to be available for distribution to Unit Holders from the proceeds of the Westmont Property and (ii) $1,500,000 in cash and distributable reserves and
         (II) deducting (i) mortgages payable of approximately $42,500,000, (ii) amounts due to General Partners and affiliates from the Partnership of approximately $500,000, (iii) assumed closing costs and brokerage expenses of approximately $1,965,000 (3.5% of the Gross Real Estate Value Estimate) and $250,000 in estimated liquidation expenses, and
         (iv) $385,000 in distributions that would be payable to the general partners and the other limited partners of the Columbia Partnership and to the General Partners of the Partnership upon liquidation. The resulting amount of $20,359,000 or $20.68 per Unit, represents the (GP Offeror)'s estimate of the aggregate net liquidation proceeds which could be realized on an orderly liquidation of the Partnership, before distribution of the proceeds of the Westmont refinancing based on the assumptions implicit in the calculations described above. Assuming no reduction in the Purchase Price ... the Purchase Price represents approximately 76% of liquidation value.

                     Net of the proceeds available from the refinancing of the Westmont Property, the (GP Offeror)'s estimated liquidation value is $12,139,519 or $12.33 per Unit. The Purchase Price of the Offer less the expected per-Unit distribution from the proceeds of the Westmont refinancing is $7.40 per Unit.

                     The (GP Offeror)'s liquidation analysis described above is merely theoretical and does not itself necessarily reflect the value of the Units because (i) there is no assurance that any such liquidation in fact will occur in the foreseeable future, (ii) any liquidation in which the estimated fair market values described above might be realized would take a period of time, during which time the Partnership and its partners would continue to be exposed to the risk of fluctuations in asset values because of changing market conditions and other factors, (iii) the Westmont Property owned by the Columbia Partnership is subject to certain restrictions on immediate sale, and the Fieldpointe Property owned by the Carrollton Partnership is subject to Federal Housing Administration regulations and (iv) interest rates have trended higher in 2000 and may cause a prospective purchaser to utilize higher capitalization rates due to such increases. In light of these factors, the (GP Offeror) believes the actual current value of the Units is less than its estimate of the Partnership's liquidation value. Conversely, there is a meaningful possibility that the per-Unit value realized in an orderly liquidation could be greater than the (GP Offeror)'s estimated liquidation value. For example, the Westmont Property is now financed with a floating interest rate, subject to an interest rate cap contract limiting the interest rate to a maximum of 6.54%. A purchaser may believe that short-term tax-exempt interest rate instruments will trend downward in the future and therefore ascribe greater value to the Westmont Property. Accordingly, this analysis should be viewed merely as indicative of the (GP Offeror)'s approach to valuing Units and not as any way predictive of the likely result of any future transactions."

         The Offer Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchasers or any affiliate of the Purchasers as to such fairness. Other measures of the value of the Units may be relevant to Unit holders. Unit holders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

         The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

General Background Information

         Certain information contained in this Offer to Purchase which relates to, or represents, statements made by the Partnership or the General Partners, has been derived from information provided in reports filed by the Partnership with the Securities and Exchange Commission.

         According to publicly available information, there were 984,369 Units issued and outstanding held by approximately 1,314 Unit holders at December 31, 1999.

         Tendering Unit holders will not be obligated to pay transfer fees, brokerage fees or commissions on the sale of the Units to the Purchasers pursuant to the Offer. The Purchasers will pay all charges and expenses incurred in connection with the Offer. The Purchasers desire to purchase all Units tendered by each Unit holder.

         If, prior to the Expiration Date, the Purchasers increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

         Unit holders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.


                                  TENDER OFFER


Section 1. Terms of the Offer. Upon the terms and subject to the conditions of the Offer, the Purchasers will accept for payment and pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with
Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Pacific Standard Time, on August 15, 2000, unless and until the Purchasers shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchasers, shall expire.

         The Offer is conditioned on  satisfaction  of certain  conditions.  See
Section 13, which sets forth in full the conditions of the Offer. The Purchasers reserve the right (but shall not be obligated), in their sole discretion and for any reason, to waive any or all of such conditions. If, by the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchasers reserve the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unit holders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unit holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (iv) to amend the Offer. Notwithstanding the foregoing, upon the expiration of the Offer, if all conditions are either satisfied or waived, the Purchasers will promptly pay for all validly tendered Units, and the Purchasers do not intend to imply that the foregoing rights of the Purchasers would permit the Purchasers to delay payment for validly tendered Units following expiration.

         The Purchasers do not anticipate and have no reason to believe that any condition or event will occur that would prevent the Purchasers from purchasing tendered Units as offered herein.

Section 2. Proration; Acceptance for Payment and Payment for Units. If the number of Units validly tendered prior to the Expiration Date and not withdrawn less than the maximum number of Units sought, which is the lesser of 330,00 Units or the number of Units which, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units (the "Maximum Offer"), the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment all Units so tendered. If the number of Units validly tendered prior to the Expiration Date and not withdrawn exceeds the Maximum Offer, the Purchasers, upon the terms and subject to the conditions of the Offer, will accept for payment Units so tendered on a pro rata basis.

         In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchasers will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. The Purchasers will not pay for any Units tendered until after the final proration factor has been determined.

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchasers will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4, as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

         For purposes of the Offer, the Purchasers shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchasers give oral or written notice to the Depositary of the Purchasers' acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by deposit of the Offer Price with the Depositary, which will act as agent for the tendering Unit holders for the purpose of receiving payment from the Purchasers and transmitting payment to tendering Unit holders.

         Under no circumstances will interest be paid on the Offer Price by reason of any delay in making such payment.

         If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchasers are unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchasers' rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on behalf of the Purchasers, retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unit holders are entitled to withdrawal rights as described in Section 4.

         If, prior to the Expiration Date, the Purchasers shall increase the consideration offered to Unit holders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

Section 3. Procedures for Tendering Units.

Valid Tender. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (a copy of which is enclosed with this Offer to Purchase, printed on blue paper) with any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unit holder may tender any or all Units owned by such Unit holder.

In order for a tendering Unit holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Pacific Standard Time, on August 15, 2000, or such date to which the Offer may be extended.

The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unit holder and delivery will be deemed made only when actually received by the Depositary.

Backup Federal Income Tax Withholding. To prevent the possible application of 31% backup federal income tax withholding with respect to payment of the Offer Price for Units purchased pursuant to the Offer, a tendering Unit holder must provide the Depositary with such Unit holder's correct taxpayer identification number and make certain certifications that such Unit holder is not subject to backup federal income tax withholding. Each tendering Unit holder must insert in the Letter of Transmittal the Unit holder's taxpayer identification number or social security number in the space provided on the front of the Letter of Transmittal. The Letter of Transmittal also includes a substitute Form W-9, which contains the certifications referred to above. (See the Instructions to the Letter of Transmittal.)

FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the sum of the Offer Price plus the amount of Partnership liabilities allocable to each Unit tendered, each Unit holder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unit holder's taxpayer identification number and address and that the Unit holder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences.")

Other Requirements. By executing a Letter of Transmittal as set forth above, a tendering Unit holder irrevocably appoints the designees of the Purchasers as such Unit holder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unit holder's rights with respect to the Units tendered by such Unit holder and accepted for payment by the Purchasers. Such appointment will be effective when, and only to the extent that, the Purchasers accept such Units for payment. Upon such acceptance for payment, all prior proxies given by such Unit holder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchasers will, with respect to such Units, be empowered to exercise all voting and other rights of such Unit holder as they in their sole discretion may deem proper at any meeting of Unit holders, by written consent or otherwise. In addition, by executing a Letter of Transmittal, a Unit holder also assigns to the Purchasers all of the Unit holder's rights to receive distributions from the Partnership with respect to Units which are accepted for payment and purchased pursuant to the Offer, other than those distributions declared or paid during the period commencing on the Offer Date and terminating on the Expiration Date.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. The Purchasers reserve the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchasers' counsel, be unlawful. The Purchasers also reserve the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unit holder, and the Purchasers' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

         A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit holder and the Purchasers upon the terms and subject to the conditions of the Offer, including the tendering Unit holder's representation and warranty that (i) such Unit holder owns the Units being tendered within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Unit complies with Rule 14e-4.
 Rule 14e-4 requires, in general, that a tendering security holder actually be able to deliver the security subject to the tender offer, and is of concern particularly to any Unit holders who have granted options to sell or purchase the Units, hold option rights to acquire such securities, maintain "short" positions in the Units (i.e., have borrowed the Units) or have loaned the Units to a short seller. Because of the nature of limited partnership interests, the Purchasers believe it is unlikely that any option trading or short selling activity exists with respect to the Units. In any event, a Unit holder will be deemed to tender Units in compliance with Rule 14e-4 and the Offer if the holder is the record owner of the Units and the holder (i) delivers the Units pursuant to the terms of the Offer, (ii) causes such delivery to be made, (iii) guarantees such delivery, (iv) causes a guaranty of such delivery, or (v) uses any other method permitted in the Offer (such as facsimile delivery of the Transmittal Letter).

Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time on or after September 12, 2000.

         For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at the address or the facsimile number set forth in the attached Letter of Transmittal. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

         If purchase of, or payment for, Units is delayed for any reason or if the Purchasers are unable to purchase or pay for Units for any reason, then, without prejudice to the Purchasers' rights under the Offer, tendered Units may be retained by the Depositary on behalf of the Purchasers and may not be withdrawn except to the extent that tendering Unit holders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

         All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchasers, in their sole discretion, which determination shall be final and binding. Neither the Purchasers, the Depositary, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any such notification.

         Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

Section 5. Extension of Tender Period; Termination; Amendment. The Purchasers expressly reserve the right, in their sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension to the Depositary, (ii) upon the occurrence or failure to occur of any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, or to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination to the Depositary, and (iii) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both or changing the type of consideration) by giving oral or written notice of such amendment to the Depositary. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14d-4(c) under the Exchange Act. Without limiting the manner in which the Purchasers may choose to make any public announcement, except as provided by applicable law (including Rule 14d- 4(c) under the Exchange Act), the Purchasers will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service. The Purchasers may also be required by applicable law to disseminate to Unit holders certain information concerning the extensions of the Offer and any material changes in the terms of the Offer.

         If the Purchasers extend the Offer, or if the Purchasers (whether before or after its acceptance for payment of Units) are delayed in their payment for Units or are unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchasers' rights under the Offer, the Depositary may retain tendered Units on behalf of the Purchasers, and such Units may not be withdrawn except to the extent tendering Unit holders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchasers to delay payment for Units that the Purchasers have accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that the Purchasers pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of the Offer.

         If the Purchasers make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, the Purchasers will extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Standard Time.

Section 6. Certain Federal Income Tax Consequences. THE FEDERAL INCOME TAX DISCUSSION SET FORTH BELOW IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A PARTICULAR UNIT HOLDER. For example, this discussion does not address the effect of any applicable foreign, state, local or other tax laws other than federal income tax laws. Certain Unit holders (including trusts, foreign persons, tax- exempt organizations or corporations subject to special rules, such as life insurance companies or S corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service ("IRS") rulings and other pronouncements. EACH Unit holder TENDERING UNITS SHOULD CONSULT SUCH UNIT HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNIT HOLDER OF ACCEPTING THE OFFER, INCLUDING THE APPLICATION OF THE ALTERNATIVE MINIMUM TAX AND FEDERAL, FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         The  following   discussion  is  based  on  the  assumption   that  the
Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code.

Gain or Loss. A taxable Unit holder will recognize a gain or loss on the sale of such Unit holder's Units in an amount equal to the difference between (i) the amount realized by such Unit holder on the sale and (ii) such Unit holder's adjusted tax basis in the Units sold. The amount realized by a Unit holder will include the Unit holder's share of the Partnership's liabilities, if any (as determined under Code section 752 and the regulations thereunder). If the Unit holder reports a loss on the sale, such loss generally could not be currently deducted by such Unit holder except against such Unit holder's capital gains from other investments. In addition, such loss would be treated as a passive activity loss.
(See "Suspended Passive Activity Losses" below.)

         The adjusted tax basis in the Units of a Unit holder will depend upon individual circumstances. (See also "Partnership Allocations in Year of Sale" below.) Each Unit holder who plans to tender hereunder should consult with the Unit holder's own tax advisor as to the Unit holder's adjusted tax basis in the Unit holder's Units and the resulting tax consequences of a sale.

         If any portion of the amount realized by a Unit holder is attributable to such Unit holder's share of "unrealized receivables" or "substantially appreciated inventory items" as defined in Code section 751, a corresponding portion of such Unit holder's gain or loss will be treated as ordinary gain or loss. It is possible that the basis allocation rules of Code Section 751 may result in a Unit holder's recognizing ordinary income with respect to the portion of the Unit holder's amount realized on the sale of a Unit that is attributable to such items while recognizing a capital loss with respect to the remainder of the Unit.

         A tax-exempt Unit holder (other than an organization  described in Code
Section 501(c)(7) (social club), 501(c)(9) (voluntary employee benefit association), 501(c)(17) (supplementary unemployment benefit trust), or 501(c)(20) (qualified group legal services plan)) should not be required to recognize unrelated trade or business income upon the sale of its Units pursuant to the Offer, assuming that such Unit holder does not hold its Units as a "dealer" and has not acquired such Units with debt financed proceeds.

Partnership Allocations in Year of Sale. A tendering Unit holder will be allocated the Unit holder's pro rata share of the annual taxable income and losses from the Partnership with respect to the Units sold for the period through the date of sale, even though such Unit holder will assign to the Purchasers their rights to receive certain cash distributions with respect to such Units. Such allocations and any Partnership distributions for such period would affect a Unit holder's adjusted tax basis in the tendered Units and, therefore, the amount of gain or loss recognized by the Unit holder on the sale of the Units.

Possible Tax Termination. The Code provides that if 50% or more of the capital and profits interests in a partnership are sold or exchanged within a single 12-month period, such partnership generally will terminate for federal income tax purposes. It is possible that the Partnership could terminate for federal income tax purposes as a result of consummation of the Offer. Although the likelihood is remote, as the Maximum Offer is calculated as an amount which is not expected to cause such a termination, a tax termination of the Partnership could have an effect on a corporate or other non-individual Unit holder whose tax year is not the calendar year, as such a Unit holder might recognize more than one year's Partnership tax items in one tax return, thus accelerating by a fraction of a year the effects from such items.

Suspended "Passive Activity Losses". A Unit holder who sells all of the Unit holder's Units would be able to deduct "suspended" passive activity losses from the Partnership, if any, in the year of sale free of the passive activity loss limitation. As a limited partner of the Partnership, which was engaged in real estate activities, the ability of a Unit holder, who or which is subject to the passive activity loss rules, to claim tax losses from the Partnership was limited. Upon sale of all of the Unit holder's Units, such Unit holder would be able to use any "suspended" passive activity losses first against gain, if any, on sale of the Unit holder's Units and then against income from any other source.

Foreign Unit holders. Gain realized by a foreign Unit holder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. The Purchasers will withhold 10% of the amount realized by a tendering Unit holder from the purchase price payment to be made to such Unit holder unless the Unit holder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unit holder's TIN, that such Unit holder is not a foreign person and the Unit holder's address. Amounts withheld would be creditable against a foreign Unit holder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

Section 7. Effects of the Offer.

Limitations on Resales. The Partnership's Limited Partnership Agreement prohibits transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal income tax purposes. As explained above, a termination of a partnership occurs if there is a sale or exchange of 50% or more of the total interests in the partnership's capital and profits within a twelve-month period. If the number of Units purchased in the Offer is at or close to the maximum number of Units sought, Unit Holders would be prohibited or severely restricted from selling Units for the twelve-month period following consummation of the Offer.

Effect on Trading Market. If a substantial number of Units are purchased pursuant to the Offer and there is no proration, the result could be a reduction in the number of Unit Holders. Reducing the number of security holders in certain kinds of equity securities might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. However, there is no established public trading market for the Units and, therefore, the Purchasers do not believe a reduction in the number of Unit holders will materially further restrict the Unit holders' ability to find purchasers for their Units through secondary market transactions.

Voting Power of Purchasers. Depending on the number of Units acquired by the Purchasers pursuant to the Offer, the Purchasers may have the ability to exert certain influence on matters subject to the vote of Unit holders, though the maximum number of Units sought hereunder would not give the Purchasers a controlling voting interest. The Partnership does not hold annual or regular meetings to elect directors, and does not have a representative board of directors overseeing management. Votes of Unit holders would only be solicited, if ever, for matters affecting the fundamental structure of the Partnership, and the affirmative vote of more than 50% of the outstanding Units (not a mere quorum) is required to effect action. The Purchasers and their affiliates do not intend to call for any such vote in the foreseeable future, nor are they aware that the General Partners intend to do so. They would, nevertheless, exercise any and all rights they might hold in the event that such a vote is called by the General Partners, or if, in the future, changes in circumstances would dictate that limited partners exercise their right to call a vote. If the Purchasers were to acquire all of the Units sought in the Offer, the Purchasers would hold approximately 49.8% of the outstanding Units. Accordingly, the
Purchasers' votes would significantly influence the outcome of any extraordinary vote (as there are no regular or annual votes). However, even in those circumstances, the Purchasers would not see any divergence between the Purchasers' interests as holders and those of any other ordinary holder.

Other Potential Effects. The Units are registered under the Exchange Act, which requires, among other things that the Partnership furnish certain information to its Unit holders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unit holders. Registration and reporting requirements could be terminated by the Partnership if the number of record holders falls below 300, or below 500 if the Partnership's total assets are below $10 million for three consecutive preceding fiscal years. The Partnership reported a total of 1,314 limited partners as of its most recent fiscal year end and in excess of $36 million in total assets. The Offer and the current offer by the GP Offeror are each limited to an acquisition of a number of Units which, when added to the number of all other Units transferred within the 12 months preceding the closing of the offer, would not equal or exceed 50% of the outstanding Units. Accordingly, the Purchasers do not currently anticipate that the offer will result in a reduction in the number of Unit holders below 300, though it cannot now determine the results with any certainty. Accordingly, the Purchasers do not believe that the purchase of Units pursuant to the Offer will result in the Units becoming eligible for de-registration under the Exchange Act.

Section 8. Future Plans. Following the completion of the Offer, the Purchasers, or their affiliates, may acquire additional Units. Any such acquisitions may be made through private purchases, one or more future tender offers or by any other means deemed advisable or appropriate. Any such acquisitions may be at a consideration higher or lower than the consideration to be paid for the Units purchased pursuant to the Offer. The Purchasers are seeking to purchase a total of 330,000 Units. If the Purchasers acquire fewer than 330,000 Units pursuant to the Offer, the Purchasers may seek to make further purchases on the open market at prevailing prices, or solicit Units pursuant to one or more future tender offers at the same price, a higher price or, if the Partnership's circumstances change, at a lower price. Alternatively, the Purchasers may discontinue any further purchases of Units after termination of the Offer, regardless of the number of Units purchased. The Offer is not made with any current view toward or plan or purpose of acquiring Units in a series of successive and periodic offers. Nevertheless, as noted above, the Purchasers reserve the right to gauge the response to this solicitation, and, if not successful in achieving the Maximum Offer, may consider future offers. Factors affecting the Purchasers' future interest in acquiring additional Units include, but are not limited to, the relative success of the current Offer, any increase or decrease in the availability of capital for investment by the Purchasers and their investment fund affiliates, the current diversification and performance of each affiliated fund's portfolio of real estate interests, the development of any public market in the Units or actions by unrelated parties to tender for or purchase Units, the status of and changes and trends in the Partnership's operations, announcement of pending property sales and the proposed terms of sales, and local and national real estate and financial market developments and trends.

         The Purchasers are acquiring the Units pursuant to the Offer solely for investment purposes. The Purchasers have no present intention to seek control of the Partnership or to change the management or operations of the Partnership. The Purchasers do not have any present intention to seek or cause a liquidation of the Partnership. The Purchasers nevertheless reserve the right, at an appropriate time, to exercise their rights as limited partners to vote on matters subject to a limited partner vote, including, but not limited to, any vote to cause the sale of the Partnership's properties and the liquidation and dissolution of the Partnership.

Section 9. The Business of the Partnership. Information included herein concerning the Partnership is derived from the Partnership's publicly-filed reports and the publicly field offer by the GP Offeror. Information concerning the Partnership, its assets, operations and management is contained in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission, including the Schedule TO filed in connection with the current tender offer by the GP Offeror and the Partnership's response on Schedule 14D-9. Such reports and filings are available on the Commission's EDGAR system, at its internet website at www.sec.gov, and are available for inspection at the Commission's principal office in Washington, D.C. and at its regional offices in New York, New York and Chicago, Illinois. The Purchasers have relied on such information to the extent information is presented herein concerning the Partnership, and expressly disclaim any responsibility for the information included in such reports and extracted in this Offer.

Section 10. Conflicts of Interest. The Depositary is affiliated with certain Purchasers. Therefore, by virtue of this affiliation, the Depositary may have inherent conflicts of interest in acting as Depositary for the Offer. The Depositary's role is administrative only, however, and any conflict of interest should not be deemed material to Unit holders.

Section 11. Certain Information Concerning the Purchasers. The Purchasers are MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC; MP INCOME FUND 15, LLC; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.;

ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND I, LTD.; ACCELERATED HIGH YIELD INCOME FUND II, LTD.; PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND; MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON FUND, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; and MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP. For information concerning the Purchasers and their respective principals, please refer to Schedule I attached hereto. The principal business of each of the Purchasers is investment in securities, particularly real estate-based securities. The principal business address of each of the Purchasers is 1640 School Street, Moraga, California 94556.

         The Purchasers have made binding commitments to contribute and have available sufficient amounts of capital necessary to fund the acquisition of all Units subject to the Offer, the expenses to be incurred in connection with the Offer, and all other anticipated costs of the Purchasers. The Purchasers are not public companies and have not prepared audited financial statements. Set forth below is summary of total net assets (that is, total assets less total liabilities), total current assets (defined for this purpose as cash, cash equivalents and marketable securities), and total current liabilities for each of the Purchasers (numbers are expressed in thousands of dollars and are rounded to the nearest thousand) as of July 1, 2000:


    Fund Name                                                    Total Net Assets    Current Assets   Current Liabilities

MP Income Fund 11, L.P.                                          $    1,163,413.31       $335,022.68             $(635.87)
MP Income Fund 12, LLC                                           $    1,428,548.23       $220,966.14                 $0.00
MP Income Fund 14, LLC                                           $    1,693,001.48        $81,833.36                 $0.00
MP Income Fund 15, LLC                                           $    1,839,003.44      $(21,421.29)                 $0.00
MP Income Fund 16, LLC                                           $    1,796,291.85       $465,000.00                 $0.00
MP-Dewaay Fund, LLC                                              $      442,416.12       $107,763.31                 $0.00
Previously Owned Mortgage Partnerships Income Fund 3             $    1,129,948.00       $162,799.46                 $0.00
Specified Income Fund, a California limited partnership          $    2,307,522.25       $227,439.99          $(12,687.43)
MacKenzie Patterson Special Fund 5, LLC                          $    1,958,645.00       $332,773.15           $(2,992.71)
MP Falcon Growth Fund, LLC                                       $            0.00             $0.00                 $0.00
MP Falcon Fund, LLC                                              $    1,795,944.31       $250,250.45          $(36,945.83)
MP Value Fund 5, LLC                                             $    1,904,884.63       $681,899.43          $(12,861.46)
MP Value Fund 6, LLC                                             $    1,991,598.11       $251,235.47           $(6,351.61)
Accelerated High Yield Institutional Investors III, LTD          $      437,064.33       $118,265.95             $(453.25)
Accelerated High Yield Growth Fund II, LTD                       $      694,653.37        $93,888.38             $(343.50)
Accelerated High Yield Institutional Fund I, LTD                 $    1,353,606.99       $131,868.92          $(26,063.33)
MacKenzie Patterson Special Fund 3, LLC                          $    2,840,849.20        $46,358.56          $(10,000.00)
MacKenzie Fund VI, a California limited partnership              $    1,642,872.54      $(47,301.77)                 $0.00
Accelerated High Yield Institutional Investors, LTD              $    2,384,282.56       $203,467.19           $(2,798.83)
Accelerated High Yield Pension Investors, LTD                    $      712,554.14       $(2,706.69)           $(2,013.00)
Accelerated High Yield Income Fund I, LTD                        $    1,163,566.60        $97,049.05                 $0.00
Accelerated High Yield Income Fund II, LTD                       $      805,864.93        $88,741.50          $(10,702.12)
Previously Owned Partnerships Income Fund                        $      565,908.38         $8,251.03           $(7,751.80)

TOTALS                                                           $   32,052,439.77     $3,833,444.27         $(132,600.74)



         Except as otherwise set forth herein, (i) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers beneficially owns or has a right to acquire any Units, (ii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on Schedule I nor any affiliate of the Purchasers, or any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Units within the past 60 days, (iii) neither the Purchasers nor, to the best knowledge of the Purchasers, the persons listed on
Schedule I nor any affiliate of the Purchasers has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchasers or, to the best knowledge of the Purchasers, the persons listed on Schedule I, or any affiliate of the Purchasers on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchasers, or to the best knowledge of the Purchasers any affiliate of the Purchasers on the one hand, the persons listed on Schedule I, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Section 12. Source of Funds. The Purchasers expect that approximately $5,362,500 would be required to purchase 330,000 Units, if tendered, and an additional $20,000 may be required to pay related fees and expenses. The Purchasers anticipate funding all of the purchase price and related expenses through their existing liquid capital reserves. The cash to complete the entire purchase is in the bidders' hands and is committed to that purpose. Accordingly, there are no financing arrangements to fall through and no alternative financing plans.

Section 13. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchasers shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained on or before the Expiration Date.

         The Purchasers shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

         (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchasers, (ii) imposes or confirms limitations on the ability of the Purchasers effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchasers pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unit holders,
(iii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Partnership, in the reasonable judgment of the Purchasers;

         (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, other than the application of the waiting period provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which might, directly or indirectly, result in any of the consequences referred to in clauses
(i) through (v) of paragraph (a) above;

         (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchasers, is or may be materially adverse to the Partnership, or the Purchasers shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Units;

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

         (e) it shall have been publicly disclosed or the Purchasers shall have otherwise learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

         The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers regardless of the circumstances giving rise to such conditions or may be waived by the Purchasers in whole or in part at any time and from time to time in their sole discretion, and the Offer will remain open for a period of at least five business days following any such waiver of a material condition. Any termination by the Purchasers concerning the events described above will be final and binding upon all parties.


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



Section 14. Certain Legal Matters.

General. Except as set forth in this Section 14, the Purchasers are not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchasers pursuant to the Offer. Should any such approval or other action be required, it is the Purchasers' present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchasers to elect to terminate the Offer without purchasing Units thereunder. The Purchasers' obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 14.

Antitrust. The Purchasers do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchasers, therefore, do not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

         Although the Purchasers have not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchasers reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchasers might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchasers may not be obligated to accept for purchase or pay for any Units tendered.

Section 15. Fees and Expenses. The Purchasers have retained MacKenzie Patterson, Inc., an affiliate of certain Purchasers, to act as Depositary in connection with the Offer. The Purchasers will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchasers will also pay all costs and expenses of printing, publication and mailing of the Offer and all costs of transfer.

Section 16. Miscellaneous. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASERS ARE NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

         No person has been authorized to give any information or to make any representation on behalf of the Purchasers not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

July 14, 2000

MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC; MP INCOME FUND 15, LLC; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND I, LTD.; ACCELERATED HIGH YIELD INCOME FUND II, LTD.; PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND; MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND, A CALIFORNIA LIMITED

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



PARTNERSHIP; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON FUND, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; and MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP

                                   SCHEDULE I

                 THE PURCHASERS AND THEIR RESPECTIVE PRINCIPALS

             The Purchasers are MP INCOME FUND 11, L.P.; MP INCOME FUND 12, LLC; MP INCOME FUND 14, LLC; MP INCOME FUND 15, LLC; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND I, LTD.; ACCELERATED HIGH YIELD INCOME FUND II, LTD.; PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3; PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND; MP-DEWAAY FUND, LLC; SPECIFIED INCOME FUND, A CALIFORNIA LIMITED PARTNERSHIP; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MP FALCON GROWTH FUND, LLC; MP FALCON FUND, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; and MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP. Each of the Purchasers is organized as either a limited partnership or a limited liability company. The Manager of each of the limited liability company Purchasers and the General Partner of each of the limited partnership purchasers is MacKenzie Patterson, Inc. The names of the directors and executive officers of MacKenzie Patterson, Inc. and Moraga Partners, Inc., respectively, are set forth below. Each of the Purchasers is managed or advised by affiliates of MacKenzie Patterson, Inc. The Purchasers have jointly made the offer and are jointly and severally liable for satisfying its terms. Other than the foregoing, the Purchasers' relationship consists of an informal agreement to share the costs associated with making the offer and to allocate any resulting purchases of Units among them in such manner and proportions as they may determine in the future. Each individual is a citizen of the United States of America. Each of ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS III, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND I, LTD.; ACCELERATED HIGH YIELD INCOME FUND II, LTD. is a Florida partnership, and each of the other entities is organized in California.

MacKenzie Patterson, Inc.

C.E. Patterson is President and a director of MacKenzie Patterson, Inc. which acts as manager and general partner of a number of real estate investment vehicles. He is the co-founder and President of Patterson Financial Services, Inc. (PFS) which provides investment advice concerning real estate securities. In 1981, Mr. Patterson founded PFS with Berniece A. Patterson, as a financial planning firm. Mr. Patterson founded Patterson Real Estate Services, a licensed California Real Estate Broker, in 1982. As President of PFS, Mr. Patterson is responsible for all investment counseling activities. He supervises the analysis of investment opportunities for the clients of the firm. He is a trustee of Consolidated Capital Properties Trust, a liquidating trust formed out of the bankruptcy court proceedings involving Consolidated Capital Properties, Ltd. Mr. Patterson is also an officer and controlling shareholder of Cal-Kan, Inc., a director and executive officer of Host Funding, Inc., an executive officer and controlling shareholder of Moraga Partners, Inc., and trustee of the Pat Patterson Western Securities, Inc. Profit Sharing Plan. Mr. Patterson, through his affiliates, manages a number of investment and real estate partnerships.

Berniece A. Patterson is a director of MacKenzie Patterson, Inc. In 1981, Ms. Patterson and C.E. Patterson established Patterson Financial Services, Inc. She serves as Chair of the Board and Vice President of PFS. Her responsibilities with PFS include oversight of administrative matters and monitoring of past projects underwritten by PFS. Ms. Patterson is Chief Executive Officer of an affiliate, Pioneer Health Care Services, Inc., and is responsible for the day-to-day operations of three nursing homes and over 300 employees.

Glen W. Fuller is senior vice president, chief operating officer, and a director of MacKenzie Patterson, Inc. Prior to becoming senior vice president he was with MacKenzie for two years as a portfolio manager and research analyst. Prior to joining MacKenzie Patterson, Inc., Mr. Fuller spent two years running the over the counter trading desk for North Coast Securities Corp. (previously Morgan Fuller Capital Group) with responsibility for both the proprietary and retail trading desks. Mr Fuller was also the registered options principal and registered municipal bond principal for North Coast Securities, a registered broker dealer. Mr. Fuller currently is a NASD - registered options principal, registered bond principal, and holds his NASD Series 7, general securities licence. Mr. Fuller has also spent time working on the floor of the New York Stock Exchange as a trading clerk and on the floor of the Pacific Stock Exchange in San Francisco as an assistant specialist for LIT America.

Christine Simpson is vice president of MacKenzie Patterson, Inc. and is responsible for the day-to-day management of research, and securities purchases and sales on behalf of the entities managed by MacKenzie Patterson, Inc. Ms. Simpson has been employed by MacKenzie Patterson, Inc. since 1990.


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